================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)
                           ---------------------------
                               HUNGRY MINDS, INC.
                                (Name of Issuer)

 CLASS A COMMON STOCK, $0.001 PAR VALUE                            445549108
     (Title of class of securities)                              (CUSIP number)

                            RICHARD S. RUDICK, ESQ.,
                                 GENERAL COUNSEL
                             JOHN WILEY & SONS, INC.
                                605 THIRD AVENUE
                          NEW YORK, NEW YORK 10158-0012
                                  212-850-6000

            (Name, address and telephone number of person authorized
                     to receive notices and communications)

                                 WITH A COPY TO:
                                   SIMEON GOLD
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                            NEW YORK, NEW YORK 10153
                                  212-310-8000

                                 AUGUST 12, 2001
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act. (However, see the Notes.)
                         (Continued on following pages)
                               (Page 1 of 8 Pages)

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

CUSIP No.445549108                    13D                   Page 2 of 8 Pages

________________________________________________________________________________
1    NAME OF REPORTING PERSON:   HMI ACQUISITION CORP.

     S.S. OR I.R.S. IDENTIFICATION NO.
     OF ABOVE PERSON: APPLIED FOR

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                 (a)  [X]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS:          AF


________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) OR 2(e):                                   [_]


________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION     DELAWARE



________________________________________________________________________________
               7    SOLE VOTING POWER:

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER:          11,166,949 shares of Class A
BENEFICIALLY                                      Common Stock(See Item 5)

  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER:

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER:     11,166,949 shares of Class A
    WITH                                          Common Stock(See Item 5)

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED          11,166,949 shares of Class A
     BY EACH REPORTING PERSON                     Common Stock(See Item 5)

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES:                                                              [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):    75%
                                                            (See Item 5)

________________________________________________________________________________
14   TYPE OF REPORTING PERSON:          CO

________________________________________________________________________________

CUSIP No.445549108                    13D                   Page 3 of 8 Pages

________________________________________________________________________________
1    NAME OF REPORTING PERSON:   JOHN WILEY & SONS, INC.

     S.S. OR I.R.S. IDENTIFICATION NO.
     OF ABOVE PERSON: 135593032

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                 (a)  [X]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS:          BK


________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) OR 2(e)                                    [_]


________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION     NEW YORK



________________________________________________________________________________
               7    SOLE VOTING POWER:

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER:          11,166,949 shares of Class A
BENEFICIALLY                                      Common Stock(See Item 5)

  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER:

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER:     11,166,949 shares of Class A
    WITH                                          Common Stock(See Item 5)

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED          11,166,949 shares of Class A
     BY EACH REPORTING PERSON                     Common Stock(See Item 5)

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES:                                                              [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):    75%
                                                            (See Item 5)

________________________________________________________________________________
14   TYPE OF REPORTING PERSON:          CO

________________________________________________________________________________

ITEM 1.      SECURITY AND ISSUER.

             This statement relates to the Class A Common Stock, par value $0.001 per share (the "Shares"), of Hungry Minds, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 909 Third Avenue, New York, New York 10022.

ITEM 2.      IDENTITY AND BACKGROUND.

             This statement is filed by John Wiley & Sons, Inc., a New York corporation ("Wiley"), and by HMI Acquisition Corp. (together, the "Reporting Persons").

             Wiley was founded in 1807, and is a worldwide developer, publisher, and seller of content and services in print and electronic media. Its core businesses include scientific, technical and medical journals, encyclopedias, books and online products and services; professional and consumer books and subscription services; and educational materials for undergraduate and graduate students and lifelong learners. Wiley has publishing, marketing and distribution centers in the United States, Canada, Europe, Asia and Australia. Wiley's common stock is listed on the New York Stock Exchange under the symbols JWa and JWb.

             HMI Acquisition Corp. was formed by Wiley for the specific purpose of being a party to the Merger Agreement and making the Offer (each as defined below). HMI Acquisition Corp. has not conducted any other business to date. On the date hereof, HMI Acquisition Corp. is a wholly owned subsidiary of Wiley. It is contemplated that prior to the purchase of Shares pursuant to the Offer, HMI Acquisition Corp. will become a wholly owned subsidiary of HMI Investment, Inc., a newly formed Delaware corporation. A majority of the equity of HMI Investment, Inc., will be owned by Wiley, and the balance will be owned by HMI Investment, Limited, a newly formed, wholly owned U.K. subsidiary corporation of Wiley. Accordingly, no later than the consummation of the Offer, HMI Acquisition Corp. will become an indirect wholly owned subsidiary of Wiley and, after the Merger (as defined below), the Company will be an indirect wholly owned subsidiary of Wiley.

             The principal executive offices of Wiley, HMI Acquisition Corp. and HMI Investment, Inc. are located at 605 Third Avenue, New York, New York 10158-0012, and the telephone number is (212) 850-6000. The principal executive offices of HMI Investment, Limited are located at Baffins Lane, Chichester, West Sussex, PO 191 UD, United Kingdom, and the telephone number is (44) 1243-775878.

             (a), (b) and (c) For information with respect to the identity and background of each executive officer and director of Wiley, HMI Acquisiton Corp., HMI Investment, Inc. and HMI Investment, Limited, see Schedules I, II, III and IV attached hereto, respectively.

             (d) and (e) During the last five years, none of Wiley, HMI Acquisiton Corp., HMI Investment, Inc. and HMI Investment, Limited, nor, to the best of their knowledge, any person identified in Schedules I, II, III and IV has been (i) convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

             HMI Acquisition Corp. intends to purchase all 14,807,784 outstanding Shares pursuant to the Offer and the Merger, including the 11,166,949 Shares that are the subject of this report. Wiley estimates the total amount of funds required to acquire all such Shares pursuant to the Offer and the Merger will be approximately $90,000,000, not including an additional $92,500,000 that Wiley will lend to the Company to enable the Company to repay that amount of its existing funded debt.

             Wiley will ensure that sufficient funds are available to acquire such Shares, and to close the Offer and Merger and is currently negotiating new bank financing in the form of a $200,000,000 five-year term loan. It is anticipated that such bank financing will be on customary terms for borrowers of such types. In the event that such financing is unavailable, Wiley will arrange alternate financing. The Offer, the Merger and Wiley's obligation to lend funds to the Company are not conditioned upon Wiley's or Purchaser's ability to obtain financing.

ITEM 4.      PURPOSE OF TRANSACTION.

                  See Item 6.

ITEM 5.      INTEREST IN SECURITIES OF THE ISSUER.

             (a) and (b) For the purpose of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), HMI Acquisition Corp. and Wiley, by reason of the execution and delivery of the Voting and Tender Agreement referenced in Item 6 below, may be deemed to have shared voting power and/or shared dispositive power with respect to (and therefore beneficially own) 11,166,949 Shares, representing 75% of the outstanding Shares. Except as set forth in this Item 5, neither Wiley, HMI Acquisiton Corp., HMI Investment, Inc. and HMI Investment, Limited, nor any person controlling Wiley, HMI Acquisiton Corp., HMI Investment, Inc. and HMI Investment, Limited, nor, to the best of their knowledge, any person identified on Schedules I, II, III and IV hereto, owns beneficially any Shares, except that Peter W. Clifford, who is an executive officer of Wiley, HMI Acquisiton Corp. and HMI Investment, Inc. (see Schedules I, II and III), beneficially owns 6,700 Shares.

             (b) Neither HMI Acquisition Corp. nor Wiley has the sole power to vote or to direct the vote of any Shares. Neither HMI Acquisition Corp. nor Wiley has the sole power to dispose or to direct the disposition of any Shares. As a result of the execution and delivery of the Voting and Tender Agreement (as defined below), HMI Acquisition Corp. and Wiley may be deemed to have the shared power to vote or to direct the vote, and the shared power to dispose or to direct the disposition, of 11,166,949 Shares.

             (c) Except for the execution and delivery of the Voting and Tender Agreement and the Merger Agreement referenced in Item 6 below, no transactions in Shares were effected by HMI Acquisition Corp. or Wiley during the 60 days prior to the date hereof.

             (d) Inapplicable.

             (e) Inapplicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

             On August 12, 2001, Wiley, HMI Acquisition Corp. and the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") providing for, among other things, HMI Acquisition Corp. to commence a tender offer (the "Offer") for all outstanding Shares, followed by the merger of HMI Acquisition Corp. with and into the Company (the "Merger" and, together with the Offer, the "Transactions"), with the Company to continue as the surviving corporation, all subject to the terms and conditions set forth in the Merger Agreement. As a result of the Merger, the Company will become a direct or indirect wholly owned subsidiary of Wiley.

             Consummation of the Transactions is subject to the satisfaction or waiver (if permissible) of a number of conditions, including that: Hungry Minds stockholders validly tender and do not properly withdraw before the expiration date of the Offer that number of Shares which, together with any other Shares then owned by Wiley, HMI Acquisition Corp. or any affiliate of Wiley or HMI Acquisition Corp. on the date such Shares are purchased, constitutes at least a majority of the total outstanding Shares of the Company, calculated on a fully diluted basis; no Material Adverse Effect (as defined in the Merger Agreement) on Hungry Minds has occurred since August 12, 2001; the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, has expired or been terminated; and the consolidated funded debt of Hungry Minds and its subsidiaries as of the expiration date of the Offer is no greater than $92,500,000.

             As an inducement and a condition to Wiley entering into the Merger Agreement, Wiley and HMI Acquisition Corp. entered into a Voting and Tender Agreement, dated as of August 12, 2001 (the "Voting and Tender Agreement"), with International Data Group, Inc. and its wholly owned subsidiary, IDG Enterprises, Inc. (together with International Data Group, Inc., "IDG"). IDG has represented in the Voting and Tender Agreement that it has voting and dispositive control over 11,166,949 Shares. As of August 16, 2001, these Shares represented approximately 75% of the outstanding Shares. Pursuant to the Voting and Tender Agreement, IDG has agreed, among other things, to tender and not withdraw all its Shares pursuant to, and in accordance with, the terms of the Offer prior to midnight, New York City time, one business day prior to the commencement of the Offer. IDG also has agreed to vote its Shares (a) in favor of the Merger, the Merger Agreement and any of the transactions contemplated by the Merger Agreement; (b) against any action that would breach in a material respect any of the Company's covenants, representations or warranties or any other obligation under the Merger Agreement; and (c) against any action or agreement that would materially interfere with or attempt to discourage the Offer or the Merger in favor of any other matter necessary to the consummation of the Transactions, and has agreed to use its best efforts to cause its current designees to remain on the Company's Board of Directors.

             The agreements contained in the Voting and Tender Agreement will terminate upon the earliest to occur of (a) an amendment or modification to or waiver under the Merger Agreement, including any reduction of the Offer Price that would be economically adverse to IDG; (b) the termination of the Merger Agreement; (c) the consummation of the Merger; or (d) December 31, 2001.

             The summary contained in this Statement on Schedule 13D of certain provisions of the Merger Agreement and the Voting and Tender Agreement is qualified in its entirety by reference to the Merger Agreement, the Voting and Tender Agreement, and the related Confidentiality Agreement, dated as of May 29, 2001, between Wiley and the Company (the "Confidentiality Agreement"), copies of which were filed as Exhibits (d)(1), (d)(2) and (d)(3), respectively, to the Tender Offer Statement on Schedule TO, with respect to the Company, filed by Wiley and HMI Acquisition Corp. on August 20, 2001, and which are hereby incorporated herein by reference.

             Except for the Merger Agreement, the Voting and Tender Agreement, and the Confidentiality Agreement, to the best of Wiley's or HMI Acquisition Corp.'s knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Wiley, HMI Acquisition Corp. or IDG or any other person with respect to any securities of the Company, including but not limited to, the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.      MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1 Agreement and Plan of Merger, dated as of August 12, 2001, among Wiley, HMI Acquisition Corp. and the Company (incorporated herein by reference to Exhibit (d)(1) to the Tender Offer Statement on Schedule TO filed by Wiley and HMI Acquisition Corp. on August 20,
             2001).

Exhibit 2 Voting and Tender Agreement, dated as of August 12, 2001, among Wiley, HMI Acquisition Corp. and IDG (incorporated herein by reference to Exhibit (d)(2) to the Tender Offer Statement on Schedule TO filed by Wiley and HMI Acquisition Corp. on August 20,
             2001).

Exhibit 3    Confidentiality Agreement, dated as of May 29, 2001, between
             Wiley and the Company (incorporated by reference to Exhibit (e)(3) to the Schedule 14D-9 filed by the Company on August 20, 2001).

Exhibit 4 Joint Filing Agreement, dated as of August 20, by and among Wiley and HMI Acquisition Corp., to file this Statement on Schedule 13D with respect to the beneficial ownership by the undersigned of shares of the Class A Common Stock, par value $0.001 per share, of Hungry Minds, Inc.

                                   SIGNATURES

                  After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  August 20, 2001


                              JOHN WILEY & SONS, INC.


                              By: /s/ Richard S. Rudick
                                  ---------------------
                              Name: Richard S. Rudick
                              Title: Senior Vice President and General Counsel


                              HMI ACQUISITION CORP.


                              By:/s/ Timothy B. King
                                 ---------------------
                              Name: Timothy B. King
                              Title: President

EXHIBIT INDEX

EXHIBIT NO.               DESCRIPTION

             1 Agreement and Plan of Merger, dated as of August 12, 2001, among Wiley, HMI Acquisition Corp. and the Company (incorporated herein by reference to Exhibit
                          (d)(1) to the Tender Offer Statement on Schedule TO filed by Wiley and HMI Acquisition Corp. on August 20,
                          2001).

             2 Voting and Tender Agreement, dated as of August 12, 2001, among Wiley, HMI Acquisition Corp. and IDG (incorporated herein by reference to Exhibit (d)(2) to the Tender Offer Statement on Schedule TO filed by Wiley and HMI Acquisition Corp. on August 20, 2001).

             3 Confidentiality Agreement, dated as of May 29, 2001, between Wiley and the Company (incorporated by reference to Exhibit (e)(3) to the Schedule 14D-9 filed by the Company on August 20, 2001).

             4 Joint Filing Agreement, dated as of August 20, by and among Wiley and HMI Acquisition Corp., to file this Statement on Schedule 13D with respect to the beneficial ownership by the undersigned of shares of the Class A Common Stock, par value $0.001 per share, of Hungry Minds, Inc.

                           SCHEDULE I TO SCHEDULE 13D

                             JOHN WILEY & SONS, INC.

                        DIRECTORS AND EXECUTIVE OFFICERS

                  Set forth below are the name, business address and present principal occupation or employment, and material occupations, positions, offices or employment for the past five years of each director and executive officer of Wiley. The business address of each director and executive officer employed by Wiley is 605 Third Avenue, New York, New York 10158-0012. All other business addresses are indicated below. All executive officers and directors are citizens of the United States, except for Timothy B. King, who is a citizen of the United Kingdom.


                          PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT; MATERIALS
NAME                      POSITION HELD DURING PAST FIVE YEARS

Warren J. Baker........   Warren J. Baker, a director since 1993, has been
                          President of California Polytechnic State University since 1979 and was a Member of the National Science
                          Board from 1985 to 1994. He was a Regent of the American Architectural Foundation from 1995 to 1998, and was Chair of the Board of Directors of the ASCE
                          Civil Engineering Research Foundation from 1989 to
                          1991. He is a Fellow of the American Society of Civil
                          Engineers; a Member of the Board of Directors of the California Council on Science and Technology; and
                          Co-Chair of the California Joint Policy Council on
                          Agriculture and Higher Education.

H. Allen Fernald.......   H. Allen Fernald, a director since 1979, is President
                          and Chief Executive Officer of Down East Enterprise,
                          Inc., and Performance Media LLP, both of which are magazine and book publishers. He is a member and past
                          Chair of the University of Maine President's Council, and Vice Chair of the Board of Visitors; a Director of United Publishing, Inc.; Sun Journal Publishing, Inc.;
                          Foreside Company, Inc.; and University of Maine Press.

Larry Franklin.........   Larry Franklin, a director since 1994, became
                          Chairman, Chief Executive Officer and Director of
                          Harte-Hanks, Inc., an international direct marketing company, on May 5, 1999. Previously, he was President,
                          Chief Executive Officer and Director. He is on the
                          Board of the Southwest Foundation for Biomedical
                          Research.

John L. Marion, Jr.....   John L. Marion, Jr., a director since 1999, is an
                          investment advisor with McVeigh & Co., an investment consulting company, and has been associated with various members of the Bass family of Fort Worth, Texas since 1990.

Henry A. McKinnell.....   Henry A. McKinnell, a director since 1996, has been
                          Chairman and Chief Executive Officer of Pfizer, Inc., a research-based pharmaceutical firm, since May 2001.
                          He previously served as President and Chief Executive
                          Officer of Pfizer from January to April 2001, and was President of PPG Pfizer's global pharmaceutical business, since January 1996. He is a Director of Pfizer, Inc.; Moody's Corporation; the Business
                          Roundtable; the Trilateral Commission; and the Stanford University Graduate School of Business
                          Advisory Council. He is Chairman of the Pharmaceutical
                          Research and Manufacturers of America, and Chairman
                          Emeritus of the Business-Higher Education Forum. He is also a Trustee of the New York Police Foundation, the New York Public Library, and the Economic Club of New
                          York.

William J. Pesce.......   William J. Pesce has been President and Chief
                          Executive Officer and a director since May 1, 1998. He was previously Chief Operating Officer since May 1997;
                          Executive Vice President, Educational and
                          International Group since February 1996; and Vice
                          President, Educational Publishing since September
                          1989. He is a Member of the Board of Overseers of The
                          Stern School of Business at New York University, and is on the Board of Directors of the Association of American Publishers.

Naomi Seligman.........   Naomi O. Seligman, a director since 2000, is a senior
                          partner and co-founder of Cassius Advisors, a management consulting firm, since 1999. Previously, she was a co-founder and senior partner of The
                          Research Board, an information technology research group from 1975 to 1999. She is a member of the Board of Directors of Asera, Inc.; The Dun & Bradstreet
                          Corporation; Exodus Communications, Inc.; Martha
                          Stewart Living Omnimedia, Inc.; Oblix, Inc.; Sun
                          Microsystems, Inc. and Chemdex Ventro Corporation. She is also a trustee of the Boston Museum of Science and a member of the Committee of 200.

William R. Sutherland..   William R. Sutherland, a director since 1987, retired
                          as a Vice President of Sun Microsystems, Inc., a manufacturer of network and computing equipment, in August 2000. He was the Director of Sun Microsystems
                          Laboratories from July 1993 to October 1998. He was previously Deputy Director since March 1991, and was Vice President and Treasurer, Sutherland Sproull &
                          Associates, Inc., an information and technology consulting firm. He is a partner in Advanced
                          Technology Ventures, a venture capital firm, and a former Director of Newmarket Venture Capital, PLC.

Bradford Wiley II......   Bradford Wiley II, a director since 1979, has been
                          Chairman of the Board since January 1993, and was an editor in Higher Education from 1989 to 1998. He was previously a newspaper journalist, viticulturist and winery manager.

Peter B. Wiley.........   Peter B. Wiley, a director since 1984, is an author
                          and journalist. He is a Member of the Board of the Friends and Foundation of the San Francisco Public
                          Library, and a member of the Boards of the Data Center and Schoolwise Press.

Ellis E. Cousens.......   Ellis E. Cousens has been Executive Vice President and
                          Chief Financial and Operations Officer since March
                          2001 and was previously Senior Vice President, Chief
                          Financial Officer of Bookspan, a Bertelsman AG joint venture, from March 2000; Vice President, Finance and
                          Strategic Planning of Bertelsman AG from March 1999;
                          Vice President, Chief Financial Officer of BOL.com, a subsidiary of Bertelsman AG, from August 1998; Vice
                          President, Financial Planning and Analysis of Reader's
                          Digest Association, Inc. from May 1997; and Director
                          Financial Planning and Analysis of Reader's Digest
                          Association, Inc. from May 1996).

Stephen A. Kippur......   Steven A. Kippur has been Executive Vice President and
                          President, Professional and Trade Publishing since
                          July 1998, and he previously served as Executive Vice
                          President and Group President, Professional, Reference
                          & Trade; Senior Vice President, Professional,
                          Reference & Trade Publishing Group.

William J. Arlington...   William J. Arlington has been Senior Vice President,
                          Human Resources since June 1996, and he previously served as Vice President, Human Resources.

Peter W. Clifford......   Peter W. Clifford has been Senior Vice President,
                          Finance, Corporate Controller and Chief Accounting
                          Officer since June 1996, and he previously served as Vice President, Finance and Controller.

Timothy B. King........   Timothy B. King has been Senior Vice President,
                          Planning and Development since June 1996 and he previously served as Vice President, Planning and Development.

Richard S. Rudick......   Richard S. Rudick has been General Counsel since 1978
                          and Senior Vice President since 1989, and he previously served as Vice President and Corporate
                          Secretary.

Deborah E. Wiley.......   Deborah E. Wiley has been Senior Vice President,
                          Corporate Communications since June 1996, and she served as Vice President and Director of Corporate
                          Communications, and a Director of the Company until September 1998.

Josephine A. Bacchi....   Josephine A. Bacchi has been Corporate Secretary since
                          1992, and she previously served as Assistant Secretary and Executive Assistant to the Chairman of the Board.

Walter J. Conklin......   Walter J. Conklin has been Treasurer since 1988, and
                          he previously served as Corporate Controller.

                           SCHEDULE II TO SCHEDULE 13D

                              HMI ACQUISITION CORP.

                        DIRECTORS AND EXECUTIVE OFFICERS

                  Set forth below are the name, business address and present principal occupation or employment, and material occupations, positions, offices or employment for the past five years of each director and executive officer of HMI Acquisition Corp.. The business address of each director and executive officer employed by HMI Acquisition Corp. is 605 Third Avenue, New York, New York 10158-0012. All other business addresses are indicated below. All executive officers and directors are citizens of the United States, except for Timothy B. King, who is a citizen of the United Kingdom.


                         PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT; MATERIAL
NAME                     POSITIONS HELD DURING PAST FIVE YEARS

Timothy B. King.......   Timothy B. King is President of HMI Acquisition Corp.
                         Same material occupations as in Schedule II below.

Richard S. Rudick.....   Richard S. Rudick is Secretary of HMI Acquisition Corp.
                         Same material occupations as in Schedule II below.

Peter W. Clifford.....   Peter W. Clifford is Vice President and Treasurer of
                         HMI Acquisition Corp. Same material occupations as in
                         Schedule II below.

Josephine A Bacchi....   Josephine Bacchi is Assistant Secretary of HMI
                         Acquisition Corp. Same material occupations as in
                         Schedule II below.

                                  SCHEDULE III

                              HMI INVESTMENT, INC.

                        DIRECTORS AND EXECUTIVE OFFICERS

     Set forth below are the name, business address and present principal occupation or employment, and material occupations, positions, offices or employment for the past five years of each director and executive officer of HMIInvestment, Inc. The business address of each director and executive officer employed by HMI Investment, Inc. is 605 Third Avenue, New York, New York 10158-0012. All executive officers and directors are citizens of the United States, except for Timothy B. King, who is a citizen of the United Kingdom.



                                 PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT;
NAME                            MATERIAL POSITIONS HELD DURING PAST FIVE YEARS
-------                       -------------------------------------------------


Timothy B. King............   Timothy  B. King is  President  of HMI Investment,
                              Inc.  Same  material   occupations   as  above  in
                              Schedules I and II.

Richard S. Rudick..........   Richard S. Rudick is Secretary  of HMI Investment,
                              Inc.  Same  material   occupations   as  above  in
                              Schedules I and II.

Peter W. Clifford..........   Peter W.  Clifford is the sole  director  and Vice
                              President  and  Treasurer of  HMI Investment, Inc.
                              Same material occupations as above in Schedules I and II.

Josephine A. Bacchi........   Josephine A. Bacchi is Assistant  Secretary of HMI
                              Investment, Inc. Same material occupations as above in Schedules I and II.

                                      III-1

                                    SCHEDULE IV

                            HMI INVESTMENT, LIMITED

                         DIRECTORS AND EXECUTIVE OFFICERS

     Set forth below are the name, business address and present principal occupation or employment, and material occupations, positions, offices or employment for the past five years of each director and executive officer of HMIInvestment, Limited. The business address of each director and executive officer employed by HMI Investment, Limited is Baffins Lane, Chichester, West Sussex, PO191 UD, United Kingdom. All executive officers and directors are citizens of the United Kingdom, except for Ellis E. Cousens, who is a citizen of the United States.


                                 PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT;
NAME                            MATERIAL POSITIONS HELD DURING PAST FIVE YEARS
-------                       -------------------------------------------------

Ellis E. Cousens...........   Ellis E. Cousens is a director and Chairman of HMI
                              Investment,  Limited.  Same  positions as above in
                              Schedule I.

C.J. Dicks.................   C.J.  Dicks is a  director  and  Secretary  of HMI
                              Investment, Limited. Mr. Dicks served as Financial
                              Director and  Secretary of John Wiley & Sons, Ltd.
                              since  1991 and Chief  Financial  and  Operational
                              Officer  since  May  2001  and as Vice  President,
                              Wiley  Europe  since  1996.  Mr.  Dicks  is also a
                              director  and  Secretary  of Wiley  Europe,  Ltd.,
                              Wiley Heyden Ltd.,  Wiley  Distribution  Services,
                              Ltd.,     Capstone     Publishing     Ltd.     and
                              InPharm-internet Services Ltd.

Dr. J.H. Jarvis............   Dr. J.H.  Jarvis is a director  of HMI Investment,
                              Limited. Dr. Jarvis served as Managing Director of
                              John  Wiley & Sons,   Ltd.   since  1993  and  was
                              appointed  Senior Vice President,  Wiley Europe in
                              1996.  Dr.  Jarvis is a director of Wiley  Europe,
                              Ltd.,  Wiley  Heyden  Ltd.,   Wiley   Distribution
                              Services,   Ltd.,  Capstone  Publishing  Ltd.  and
                              InPharm-internet Services Ltd.


                                      IV-1